Exhibit 99.1

Alon Blue Square Israel Ltd.

(‘The company’)

Israel Securities Authority www.isa.gov.il	Tel-Aviv Stock Exchange Ltd. www.tase.co.il	July 10, 2016

Dear Madam/Sir,

Re: Additional Details Relating to the Meeting of the Holders of the Series C Debentures that was Convened for the Purpose of Approving a Creditors’ Arrangement Pursuant to Section 350 of the Companies Law, 5759-1999

Further to the notice dated July 6, 2016, that was published by the trustee of the Holders of the Series C Debentures (ref. no. 2016-10-076117) with regard to the convening of a bondholders’ meeting on July 14, 2016 (hereinafter: ‘the invitation’ and the ‘bondholders’ meeting,’ respectively), at which the agenda will include a proposed creditors’ arrangement of which a copy is attached as Annex 1 of the invitation (hereinafter: ‘the arrangement’), the company respectfully submits additional and supplementary details with regard to the arrangement. A full copy of the arrangement including its annexes will be published by the company before the date of the bondholders' meeting.

1.	The buyer company

The following are details regarding the buyer, as given to the company by the buyer's controlling shareholder, Mr. Moti Ben-Moshe:

1.1	The buyer according to the proposed arrangement is C.A.A. Extra Holdings Ltd. (hereinafter: ‘CAA’), which is a company that is entirely and directly owned and controlled by Mr. Ben-Moshe, or another company controlled by Mr. Ben-Moshe.

1.2	CAA has no business activity. In May 2014, CAA received, together with Dolphin Netherlands B.V. (hereinafter: ‘Dolphin’), the controlling shares in IDB Development Corporation Ltd. (hereinafter: ‘IDB’). CAA sold all of its shares in IDB in October 2015. Arbitration proceedings (a claim and counter-claim) are pending between CAA, on the one hand, and Dolphin and additional companies on the other.

1.3	CAA has cash and cash equivalents (investments in shares, bonds, etc.). There is no undertaking that the aforesaid cash or cash equivalents will remain in the possession of CAA.

1.4	If the buyer will be another company (controlled by Mr. Ben-Moshe), then the intention is that a new company will be founded for the purpose of receiving the company’s shares within the framework of the arrangement.

2.	The company’s assets

The following are details of the company’s holdings in public companies, which constitute its main assets, which are current as of the date of publishing this report. Additional details about the company’s assets are attached as Annex A of this report.

2.1	Approximately 53.9% holdings in the public company, Blue Square Real Estate Ltd. (hereinafter: ‘Blue Square Real Estate’). As of March 31, 2016, the shareholders' equity of Blue Square Real Estate was approximately NIS 1,582 million. The market value of Blue Square Real Estate as of July 7, 2016, was approximately NIS 1,542 million.

2.2	Approximately 63.1% holdings in the public company Dor Alon Energy in Israel (1988) Ltd. (hereinafter: ‘Dor Alon’). As of March 31, 2016, the shareholders' equity of Dor Alon was approximately NIS 567 million. The market value of Dor Alon as of July 7, 2016, was approximately NIS 615 million.

2.3	Approximately 77.5% holdings in the public company Naaman Group (N.V.) Ltd. (hereinafter: ‘Naaman’). As of March 31, 2016, the shareholders' equity of Naaman was approximately NIS 55 million. The market value of Naaman as of July 7, 2016, was approximately NIS 37 million. Until December 31, 2015, the shares of Naaman were held by the Bee Group, which is a wholly owned (100%) and controlled subsidiary of the company. On December 31, 2015, a merger agreement was signed between the company and the Bee Group, according to which all of the assets and liabilities of the Bee Group were transferred to the company. The merger documents were sent to the Companies Registrar, and as of the date of the application, the merger has not yet been completed.

3.	Cash flow forecast for a period of two years

The company’s cash flow forecast for a period of two years starting on August 21, 2016, is attached as Annex B of this report.

4.	The optional early redemption mechanism in the arrangement

As clarified in section 6.5.1.2 of the arrangement, should the Stock Exchange not approve the optional early redemption mechanism with regard to the holders of the Series C Debentures, this mechanism with respect to the bondholders will become a mandatory bond redemption for all of the bondholders.

5.	Taxation implications of the arrangement

The company intends to contact the Israeli Tax Authority in the coming days in order to obtain approval that the holders of the Series C Debentures will be taxed on the date of sale of the Series C Debentures, or their early repayment, or any other date on which consideration will be received for the Series C Debentures, and that the holders of the Series C Debentures will not be liable to pay tax for a change in the terms of the Series C Debentures as a result of approval of the arrangement. In the company’s opinion, on the basis of tax advice that it received, there is a reasonable basis to the claim that a change in the terms of the Series C Debentures in itself does not constitute a taxable event.

It is clarified that the early repayment of the Series C Debentures will be taxed in accordance with the provisions of the Income Tax Ordinance.

For purposes of clarification, the aforesaid is not a substitute for professional advice, in accordance with the special details and unique circumstances of each investor.

6.	Effect of the arrangement on the company’s profit and equity

With regard to the potential effect of the approval of the arrangement on the company’s profit and equity, the following should be stated:

(a)	According to the terms of the arrangement, the buyer reserves the right to inject the amounts that it is liable to pay as capital or as debt that will be subordinated to the financial debt (see section 8 of the arrangement). Therefore, insofar as the injection will be in capital, it will increase the equity of the company by the amount of the injection.

(b)	On the basis of a preliminary examination conducted by the company, the terms of the Series C Debentures after approval of the arrangement shall not be regarded as materially different from the current terms of the Series C Debentures for the purpose of International Accounting Standard 39, taking into account, inter alia, the fact that the security that will be given to the holders of the Series C Debentures according to the terms of the arrangement will also be given at the same time to the other financial creditors to whom the arrangement applies, so that the position of the holders of the Series C Debentures is not in fact expected to improve materially as a result of this. Insofar as on the date of approval of the company’s financial statements after the completion date this conclusion will not change, no profit or loss will be recorded in the company’s books from the change of the terms of the Series C Debentures as a result of approval of the arrangement.

(c)	The effect of the arrangement with regard to Mega – the arrangement between the company and Mega’s trustees is an integral part of the arrangement (see section 5.7 of the arrangement and sections 13.2.1.3 and 13.2.1.7). Therefore, according to the terms of the arrangement with Mega’s trustees, the approval of the arrangement is expected to create, for the company, an undertaking to pay NIS 30 million to Clal and ICIC. On the other hand, as a result of the aforesaid, the relevant liability line items in the financial statements will be deleted (see notes 5, 24 and 33 of the company’s financial statements for 2015). The net effect of the approval of the arrangement with Mega’s trustees on the company’s equity is expected to be positive.

Sincerely,
Alon Blue Square Israel Ltd.
By: Avigdor Kaplan
Chairman of the Board of Directors
Israel Yaniv
Chief Executive Officer

Annex A

The Company’s Assets as of July 10, 2016

Subsidiaries:

1.	Shares of Dor Alon Energy Israel (1988) Ltd. (public company 52-004387-8) (hereinafter: ‘Dor Alon’) – 10,023,128 shares, which constitute 63.13% of the issued and outstanding share capital of Dor Alon.[1]

It is clarified that the assets of Dor Alon are as stated in the public reports of Dor Alon, and inter alia, it is clarified that the shares of Israel Canada Highway Management Ltd. that are held by Alon Oil Chain Management & Operation (1999) Ltd. (hereinafter: ‘Alon Chains’), are held in trust for Alon Israel Oil Company Ltd. (hereinafter: ‘Alon Israel’), and that pursuant to the trust agreement, Alon Chains is liable to transfer the shares on demand to Alon Israel.

2.	Shares of Blue Square Real Estate Ltd. (public company 51-376585-9) (hereinafter: ‘Blue Square Real Estate’) – 6,240,730 shares, which constitute 53.92% of the issued and outstanding share capital of Blue Square Real Estate (and with full dilution, 53.39% of the issued and paid-up capital).[2]

3.	Shares of Bee Group Retail Ltd. (private company 51-188490-0) (hereinafter: ‘Bee Group’), which constitute 100% of the issued and outstanding share capital of Gee Group. The company is taking steps to merge with Bee Group.[3]

Bee Group has (direct and indirect) holdings in the following corporations:4

[1]	In addition, as of December 21, 2015, 255,428 shares of Dor Alon, which are owned by Alon Israel Oil Company Ltd. (hereinafter: ‘Alon Israel’) were charged in favor of the company, as collateral for undertakings of Alon Israel pursuant to the provisions of an agreement for the sale of the shares as signed between the company and Alon Israel on November 8, 2015, including, inter alia, an undertaking of Alon Israel to pay the company the upside in the sale and/or the upside in the Bring-Along, all of which as stated in the agreement.

[2]	1,130,000 of the aforesaid shares of Blue Square Real Estate are charged in favor of Blue Square Real Estate, with a first ranking fixed charge, as collateral for a lona that was given by Blue Square Real Estate to the company as stated in Annex 4 of the arrangement. In addition, on May 5, 2016, a general meeting of Blue Square Real Estate will take place, at which it is proposed to approve options and shares for the CEO in such a manner that insofar as it will be approved, the company’s share, with full dilution, will stand at 53.15%.
[3]	There is a floating charge on all the company’s assets in favor of Bank Hapoalim.
[4]	In addition to the holdings set out above, Bee Group also holds control in the following companies (which are not active): Tene Guy Investments Ltd. (private company 51-205879-3), Dror Investments Ltd. (private company 51-066859-3), Bayit Veod Ltd. (private company 51-253308-4) and Ambat Plus Ltd. (51-265449-2).

3.1	Shares of Yiwu International Ltd. (private company 51-279260-7) (hereinafter: ‘Yiwu’), which constitute 100% of the issued outstanding share capital of Yiwu (Yiwu is not active).

3.2	Shares of Bee Logistic Services Center Ltd. (private company 51-362599-6)[1] (hereinafter: ‘Bee Logistics’), which constitute 100% of the issued and outstanding share capital of Bee Logistics.

3.3	Shares of Naaman Group (N.V.) Ltd. (public company 52-004438-9) (hereinafter: ‘Naaman’), which constitute 77.51% of the issued and outstanding share capital of Naaman.[2,3]

3.4	Four checks with a total value of NIS 4 million as consideration for the sale of Kfar Hashaashuim Toy Shop Chain Ltd. Each check is for a sum of NIS 1 million. The date of payment of the first check is January 1, 2017, the second January 1, 2018, the third January 1, 2019, and the fourth January 1, 2020.

4.	Shares of Alon Communications Ltd. (private company 51-449230-5) (hereinafter: ‘Alon Communications’), which constitute 100% of the issued and outstanding share capital of Alon Communications.

Alon Communications (directly and indirectly) holds the following corporations:

4.1	Shares of Alon Square Telecom Ltd. (private company 51-449374-1) (hereinafter: ‘Alon Telecom’), which constitute 100% of the issued and outstanding share capital of Alon Telecom (Alon Telecom has no business activity).

4.2	Shares of Alon Square Cellular Ltd. (private company 51-449389-9) (hereinafter: ‘Alon Cellular’), which constitute 100% of the issued and outstanding share capital of Alon Cellular. The company is taking acting to liquidate Alon Cellular.

On July 6, 2015, an agreement was signed for the sale of the operations of Alon Cellular to Pelephone Ltd. The transaction was completed on November 1, 2015. Within the framework of the transaction, the company will receive the following consideration (whichever of the following is the higher): approximately NIS 10 million or 50% of the income deriving from subscribers of Alon Cellular (the subscribers of November 2015) during a period of 36 months starting from the completion date.

5.	Shares of Galaxy International Trade (1991) Ltd. (private company 51-157825-4) (hereinafter: ‘Galaxy’), which constitute 100% of the issued and outstanding share capital of Galaxy (Galaxy has no business activity).

[1]	The former name of the company was Kfar Hashaashuim Marketing Ltd.
[2]	Naaman holds, directly and indirectly through wholly owned subsidiaries, 100% of the issued and paid-up capital of Milvo Ltd. (private company 51-048235-9).
[3]	Charges on Naaman’s shares: 11,166,998 shares – in favor of Bank Hapoalim; 2,005,306 shares – charged in favor of Bank Otzar Hahayal; 1,384,945 shares – charged in favor of Bank Discount.

6.	Shares of Arutzim Advertising (1995) Ltd. (private company 51-208450-0) (hereinafter: ‘Arutzim’), which constitute 100% of the issued and outstanding share capital of Arutzim (Arutzim has no business activity).

7.	Shares of Blue Pharm Ltd. (private company 51-253509-7) (hereinafter: ‘Blue Pharm’), which constitute 100% of the issued and outstanding share capital of Blue Pharm (Blue Pharm has no business activity).

8.	Automobiles used by the company’s employees, whose total value is estimated at a sum of approximately NIS 0.7 million.

This annex does not include assets such as office equipment / computer systems, etc.

Annex B

The Company’s Cash Flow Forecast for a Period of Two Years

Disclosure with regard to the cash flow forecast

1.	General

1.1	The following is disclosure with regard to the cash flow forecast relating to the existing and anticipated liabilities of the company during a period of two years beginning on August 21, 2016, and ending on August 20, 2018 (hereinafter: ‘the disclosure period’).

1.2	The disclosure with regard to the cash flow forecast was prepared prior to the meetings of the holders of the Series C Debentures that was convened in order to approve the debt arrangement (hereinafter: ‘the arrangement’) between the company, its financial creditors and C.A.A. Extra Holdings Ltd., which is controlled by Mr. Moti Ben-Moshe[1] (hereinafter: ‘the buyer’).

1.3	A premise in this disclosure is that all of the approvals required for the arrangement will be received and all of the conditions for its completion according to its terms (hereinafter: ‘the completion’) will be fulfilled. Accordingly, the cash flow forecast assumes that on the date of the completion the buyer will inject into the company a sum of NIS 300 million (hereinafter: ‘the immediate investment). Moreover, according to the terms of the arrangement, during the first year after the completion date, the buyer will be liable to inject into the company additional amounts that will be required by it for its current cash flow needs up to a sum of NIS 300 million, as stated in section 8 or the arrangement (hereinafter: ‘the additional injections’; and jointly with the immediate investment: ‘the injections’). With regard to the assumptions in the cash flow forecast relating to the additional injections, see section 1.7 below.

1.4	In view of the fact that the control of the company in the period after the completion will be held by the buyer, the company has written and asked the buyer to present to it details of the buyer’s intentions and plans with regard to the arrangement and with regard to the company in the period after the completion. It is clarified that the cash flow forecast included in this disclosure was prepared by the company on the basis of the details that the buyer gave to it as aforesaid, including: (a) the buyer’s intention to make injections into the company in the disclosure period in a total amount of NIS 600 million on the dates stated in the cash flow forecast; (b) the buyer’s intention of retaining, during the disclosure period, the company’s holdings in Dor Alon, Blue Square Real Estate and Bee Group Retail, and not disposing of them; and (c) the buyer’s intention of carrying out a refinancing strategy, including its timing and terms, as stated in the cash flow forecast. The buyer confirmed to the company that the details included in this disclosure report and in the cash flow forecast reflect its plans, abilities and intentions.

[1]	Pursuant to the terms of the arrangement, the buyer may be another company controlled by Mr. Ben-Moshe.

1.5	According to the terms of the arrangement, the buyer has a right to decide, at its discretion, whether the injections into the company will be made by it by way of debt that is subordinated to the comprehensive debt (as defined in the arrangement) or by way of an investment in capital, as stated in section 8.4 of the agreement. It should be stated that should the injections (or any of them) be made by way of debt, then according to the terms of the arrangement, the company is liable to repay these liabilities immediate at the end of the cash flow forecast period (two years after the completion date), and therefore the repayment of this debt is not included in the cash flow forecast. For the avoidance of doubt, the company is of the opinion that it does not have in its possession resources for the full repayment of the aforesaid debt to the buyer.

1.6	The cash flow forecast assumes that the repayment of the whole of the financial debt will be made no later than a year after the completion date, whether by virtue of the financial creditors’ right to optional early repayment (see section 6.5.1 of the arrangement) or by virtue of the company’s right to make early repayment (see section 6.5.2 of the arrangement).

1.7	The cash flow forecast assumes that, pursuant to the terms of the arrangement, the buyer will inject into the company during the disclosure period a sum of NIS 600 million as follows: in 2016, the buyer will make the immediate investment and an additional injection in a sum of approximately NIS 35 million, which will be made with a timing that is consistent with the company’s cash flow needs, and in 2017 the buyer will make an additional injection in a sum of approximately NIS 265 million with a timing that is consistent with the company’s cash flow needs.

1.8	The company does not know if the buyer has, or will have, independent resources for the purpose of making the additional injections, and therefore, insofar as the company knows, the buyer’s ability to make the additional injections is conditional upon receiving sources of finance from Mr. Ben-Moshe. However, it should be emphasized that Mr. Ben-Moshe has not given the company any personal undertaking or undertaking for the performance of the additional injections by the buyer, in whole or in part.

1.9	If, for any reason, the buyer will not make all of the additional injections stated in the cash flow forecast in a total amount of NIS 300 million (over and beyond the NIS 300 million that are being injected on the completion date), the company may, instead of the aforesaid injections, act to dispose of its holdings in the companies held by Blue Square Real Estate and Dor Alon (hereinafter in this section: ‘the shares’). However, it should be emphasized that disposal of the shares as aforesaid may materially harm the company’s cash flow presented in this disclosure, inter alia for the following reasons: (a) disposal of the shares may be done on fire sale terms in such a way that the company will not succeed in receiving consideration that reflects the fair value of the sold shares; (b) according to the terms of the arrangement, the shares are charged in favor of the financial creditors as defined in the arrangement. The company may dispose of the shares in order to pay the financial debts, but there is a restriction according to which the company will be entitled to sell the shares at a price that reflects at least 90% of the market value of the sold shares (or with the creditors’ consent to the sale); (c) a sale of shares of Blue Square Real Estate that will result in a decrease in the amount of the company’s holdings in Blue Square Real Estate to below 50% may constitute a ground for demanding immediate repayment of bonds that were issued and loans that were received from banks and financial institutions by Blue Square Real Estate; (d) in view of the fact that, according to the cash flow forecast, the shares are intended to act as collateral for new debt that will be issued by the company, a disposal of the shares is expected to harm the company’s ability to raise capital and/or restructure debt in a financial amount of NIS 550 million as stated in the cash flow forecast (see section 3.1(b) below); and (e) a disposal of shares as aforesaid will harm the income that is expected to be received by the company for a dividend that will be distributed by the investee companies (see section 3.2 below).

1.10	In view of the aforesaid, and taking into account the negative consequences that are likely to be caused both to the company and to the buyer (as sole shareholder of the company) should the buyer not inject into the company the additional injections stated in the cash flow forecast, the company is of the opinion that the assumption in the cash flow forecast that the buyer will indeed make the injections in a sum of NIS 600 million on the dates stated in the cash flow forecast is a reasonable assumption. However, it should be emphasized that as of the date of this report there is no certainty that the assumption with regard to the performance of the injections by the buyer will indeed be realized in the manner and on the dates stated in the cash flow forecast. It should also be clarified that, according to the arrangement, the buyer’s undertaking to make the additional injections is only insofar as the company’s needs will require it to do so, and it follows that insofar as there will be other sources for making the repayments (such as an increase of dividends from investee companies, an increase of the amounts of the debt restructuring, etc.), the buyer will not have the obligation to make the additional injections.

1.11	This disclosure should be read together with all of the company’s reports, including the Annual Report for 2015 that was published on May 13, 2016 (ref. no. 2016-02-025032), the First Quarter Report for 2016 that was published on May 31, 2016 (ref. no. 2016-02-041643), and the reports that the company has published with regard to the arrangement.

2.	Table of sources and uses during the disclosure period

		From August 21, 2016, to December 31, 2016	From January 1, 2017, to December 31, 2017	From January 1, 2018, to August 20, 2018
	Note #	In millions of NIS
Cash – opening balance		31.0	25.5	20.2
Sources – solo
Flow from current operations		-	-	-
Flow from finance operations:	#3.1
Injections by the buyer		335.0	265.0	-
Raising / replacement of bonds		-	550.0	-
Sources from investee companies
From current operations in investees: distribution of dividends	#3.2	10.8	42.7	42.6
From current operations in investees: Alon Cellular	#3.3	2.3	4.1	1.4
Total sources		379.1	887.4	64.2
Anticipated uses
Cash flow for current operations	#3.4	52.5	78.7	13.9
Cash flow for finance operations	#3.5
Repayment of bank debt principal		145.4	398.9	-
Payment of bank debt interest		15.0	30.2	-
Repayment of bond principal		101.7	279.2	-
Payment of existing bond interest		7.9	21.2	-
Payment of new debt interest		-	7.5	14.6
Repayment of principal of other credit provider’s debt		30.0	-	-
Uses for investee companies	#3.6
Repayment of principal of loan from Blue Square Real Estate (a subsidiary)		-	50.0	-
Payment of interest on loan from Blue Square Real Estate (a subsidiary)		1.1	1.5	-
Total uses		353.6	867.2	28.5
Cash – closing balance		25.5	20.2	35.7

3.	Notes, assumptions and explanations

3.1	Solo sources – cash flow from finance operations

a.	Injections by the buyer

With regard to cash injections into the company by the buyer pursuant to the terms of the debt arrangement – see details in section 1 above.

b.	Raising / replacement of bonds

On the basis of the assumption regarding the making of the injections by the buyer in a total sum of NIS 600 million as stated in the cash flow forecast, the company estimates that during 2017 it will be possible to carry out a refinancing strategy in which the company will make an early redemption of the existing debts to which the debt arrangement applies, and it will raise new debt in a sum of approximately NIS 550 million, on the basis of the value of the shares of the investee companies which may serve as collateral for the new debt (hereinafter: ‘the refinancing’). In this regard, the assumption in the cash flow forecast is that, at the beginning of 2017, new debt will be raised in an amount of approximately NIS 150 million, which will mostly be used for the purpose of repaying debts, including the mandatory early repayment in a sum of NIS 90 million, as required pursuant to section 6.5.3 of the arrangement, and that for the purpose of financing the early redemption of the balance of the arrangement debts, additional new debt will be raised later on in 2017 in an amount of approximately NIS 400 million. The assumption in the cash flow forecast with regard to the aforesaid new debt is that the principal of the new debt will begin to be repaid only after two years.

The assessment that the refinancing strategy will be possible is based on the value of the shares of the investee public companies, which stands at approximately NIS 1.25 billion as of the date of the disclosure, so that the LTV (Loan to Value) ratio on the dates of raising the additional debt will be lower than 0.5 (1 to 2). Moreover, this assessment also relies on the buyer’s undertaking to the company, according to which insofar as the party from which the new debt will require it, the company’s debt to the buyer (if the injections will be made as debt) will be subordinated to the debt to that party. In addition, this assessment is also based on preliminary discussions that took place with a leading underwriter in the capital market.

It should be emphasized that the assessment with regard to the company’s ability to carry out refinancing assumes that no significant changes will occur prior to the date of the refinancing that are capable of adversely affecting the chances of successful refinancing, including changes in the macro-economic environment (in the Israeli or the global economy) and/or adverse changes in the financial position or business position of the company and its investee companies.

3.2	Sources from subsidiaries – distribution of dividends

The company expects that during the disclosure period it will receive a dividend from its subsidiaries Blue Square Real Estate and Dor Alon in a total amount of approximately NIS 96.1 million. This assessment is based on the current work programs of the subsidiaries, and the assumption that in the coming years there will not be any adverse material changes in the cash flows of the subsidiaries on the examination of the position of the aforesaid companies, including restrictions on a distribution (including contractual ones), in view of the company’s control of them.

3.3	Sources from Subsidiaries – Alon Cellular

Income that is expected to be received from the sale of Alon Cellular’s subscribers to Pelephone (see note 5.g. of the company’s Annual Report for 2015).

3.4	Uses – cash flow for current operations

a.	The cash flow for current operations in a sum of approximately NIS 145 million during the disclosure period includes the following main elements:

(1)	Administrative and general expenses in a sum of approximately NIS 30.1 million – this is according to past expenses of the company after neutralizing costs relating to the debt arrangement and the management of the company during the period of the crisis at Mega.

(2)	Expenses for gift certificates that the company issued in a sum of approximately NIS 52.7 million. This amount constitutes the whole amount of the balance of the gift certificates that were issued and are still valid.

(3)	Payments to Income Tax, the National Insurance Institute, Value Added Tax, expenses for the arrangement, unforeseen expenses, injections into Bee’s logistics center and lawsuits during the cash flow forecast period in a total amount of approximately NIS 62.2 million.

(4)	With regard to lawsuits, the assessment is also based on the opinion of the legal advisers that are handling the relevant proceedings.

b.	It should be emphasized that the company is not able to estimate the amount that will be required for the unforeseen expenses (if any), and that in practice it may transpire that the unforeseen expenses will be considerably higher than the amount taken into account within the framework of the cash flow forecast in a sum of NIS 3.7 million. Moreover, the payments to Income Tax and the National Insurance Institute and for lawsuits are an estimate that may change with respect to both the amount and the timing thereof.

3.5	Uses – cash flow for finance operations

a.	Pursuant to the terms of the arrangement, on the completion date the company will pay financial creditors and guaranteed creditors, on account of the comprehensive debt as of that date, a sum of NIS 300 million, as follows:

(1)	Repayment of the principal of the Series C Debentures and payment of interest thereof in a sum of approximately NIS 109.6 million.

(2)	Repayment of the principal of the debt to banks and payment of interest for the debt in a total sum of approximately NIS 160.4 million.

(3)	Repayment of the debt to ICIC and Clal in a sum of approximately NIS 30 million.

b.	As stated above, the cash flow forecast assumes that the company will carry out a refinancing strategy, and that during 2017 the company will repay a sum of approximately NIS 737.0 million, as follows:

(1)	Repayment of principal of the Series C Debenutres and the payment of interest therein, by way of early redemption (including the payment of an early repayment commission as defined in section 6.5 of the arrangement), in a sum of approximately NIS 300.3 million.

(2)	Payment of an amount of approximately NIS 7.5 million for interest on the new debt that will be raised within the framework of the refinancing.

(3)	Repayment of a debt to the banks in a sum of NIS 429.2 million, respectively, including payment of interest for the aforesaid debts by ways of early redemption (including the payment of the early repayment commission as defined in section 6.5 of the arrangement).

c.	In the first seven months of 2018, the company expects to make a payment of interest for the new debt that it will raise within the framework of the refinancing, in a sum of approximately NIS 14.6 million.

3.6	Uses – cash flow for investee companies

During 2017, the company will repay a debt (principal and interest) of Blue Square Real Estate in a sum of approximately NIS 51.5 million.

3.7	Additional details

a.	The following is a sensitivity analysis of changes in the assumptions of the above cash flow forecast, for changes in the main indexation basis that affects the cash flow forecast, as compared with the assumption in the cash flow forecast that the index during the disclosure period will increase at an annual rate of 1%. The exposure to the Consumer Price Index is mainly for the Series C Debentures, the bank debt, and the recycling of the debt that is linked to the Consumer Price Index:

Change in the cash balance forecast as of August 20, 2018
Change in the annual rate of inflation	2%	1%	-1%	-2%
Change in the cash balance forecast at the end of the period	(14.0)	(7.0)	6.9	13.8
Total cash balance forecast at the end of the period	21.7	28.7	42.6	49.5

b.	The following is an analysis of the effect of an increase of 1% in the assumption regarding the interest rate that the company will pay for the new debt that will be raised within the framework of the refinancing:

The change in the amount of the interest payments for the new debt
The period	2016	2017	2018	Total for the period
The additional cost (in millions of NIS)	0	2.1	4.2	6.3

Prospective information warning

The aforesaid constitutes prospective information according to the definition thereof in the Securities Law, 5728-1968. The company’s assumptions and estimates with regard to the cash flow forecast and with regard to the sources of repayments for the company’s current and anticipated liabilities are based on the figures currently in the company’s possession and on the assumption of its continued operations and the continued operations of its investee companies in the normal course of business. Moreover, this forecast is based on the assumption that the risks factors that are relevant to the company’s operations will not materialize, and that the assumptions underlying the cash flow, including with regard to the making of the injections by the buyer on the dates stated in the cash flow forecast, the receipt of dividends from the investee companies and the possibility of carrying out the refinancing of the arrangement debts, as stated in the cash flow forecast, will materialize. There is no certainty that the assumptions and the estimates underlying the cash flow forecast will materialize in full or in part, since, as aforesaid, they depend on external and macro-economic factors over which the company has no control or over which its influence is limited, and in view of the fact that after the completion of the arrangement, the control of the company will pass to the buyer, and the company has no ability to assess whether it will have the financial resources required in order to perform its undertakings pursuant to the arrangement. Should the company’s assumptions and estimates as stated above not materialize in whole or in part, there may be a material adverse change in the company’s liquidity in comparison to what is presented in the cash flow forecast.

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